EXHIBIT 99.1

Notice of 2008 Annual Shareholder Meeting

and

Management Proxy Circular

Suite 2100

555 - 4th Avenue S.W.

Calgary, Alberta T2P 3E7

Telephone: (403) 249-9425

Notice of Annual Meeting of Shareholders

The annual meeting of the shareholders of OPTI Canada Inc. (the "Corporation") will be held at The Calgary Telus Convention Centre (South Tower), 120-9th Avenue S.E., Calgary, Alberta at 9:00 a.m. (Calgary time) on Tuesday, April 29, 2008.

The meeting will have the following purposes:
•	to receive the consolidated financial statements of the Corporation for the financial year ended December 31, 2007, together with the report of the auditors;
•	to set the number of directors and to elect directors of the Corporation;
•	to appoint the auditors of the Corporation; and
•	to transact such other business as may properly come before the meeting or any continuation of the meeting after an adjournment.

Shareholders who are unable to attend the meeting in person and who wish to ensure that their shares will be voted are requested to submit a proxy in accordance with the instructions set out in the form of proxy and in the Proxy Circular accompanying this notice. Also, the Proxy Circular contains detailed information relating to the matters to be addressed at the meeting.

DATED at Calgary, Alberta, this 6th day of March, 2008.

By Order of the Board of Directors

Sid W. Dykstra

President and Chief Executive Officer

Management Proxy Circular

This Proxy Circular dated March 6, 2008, is furnished in connection with the solicitation on behalf of management of OPTI Canada Inc. (the "Corporation" or "OPTI") of proxies to be used at the Annual Meeting of holders of common shares of the Corporation on April 29, 2008 at 9:00 a.m. (Calgary time) at the place and for the purposes set out in the Notice of meeting accompanying this Proxy Circular. Information contained in this Circular is given as of March 6, 2008, unless otherwise noted.

Your vote is important to us. If you are a registered shareholder and unable to attend personally, you are requested to date, complete and sign the accompanying instrument of proxy and return it to Valiant Trust Company, 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1. If you are an unregistered shareholder and receive these materials through your broker or other nominee (usually a bank, trust company or other financial institution), please complete and return the voting instruction in accordance with the instructions from your nominee.

Anyone who intends to exercise their voting rights at the meeting either in person or indirectly by way of proxy is encouraged to read the following for answers to commonly asked questions regarding voting and proxies.

1.  Am I entitled to vote?

A. You are entitled to vote if you were a holder of common shares of OPTI as of the close of business on March 10, 2008, the record date for the meeting. Each common share is entitled to one vote.

The list of registered shareholders maintained by the Corporation will be available for inspection after March 10, 2008, during usual business hours at the offices of Valiant Trust Company, 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1, and will be available at the meeting.

2.  How can a registered shareholder vote?

B.If you are entitled to vote and your shares are registered in your name, you can vote your shares in person at the meeting, or by signing and returning your form of proxy in the envelope provided, or by faxing your completed proxy to Valiant Trust Company at (403) 233-2857 or by voting using the Internet voting link at www.valianttrust.com. In order to vote on the Internet you will need your Control Number (you will find it on the form of proxy provided in your Proxy Circular package).

If your shares are not registered in your name but are held by a nominee, please see Questions 3 and 4 for voting instructions.

3. How can a non-registered shareholder vote by proxy?

A. If your shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), your nominee is required to seek your instructions as to how to vote your shares. Your nominee will have provided you with a package of information, including these meeting materials and either a proxy or a voting form. Carefully follow the instructions accompanying the proxy or voting form.

4. How can a non-registered shareholder vote in person?

A. OPTI has access to names of its registered shareholders only. If you are not a registered shareholder and attend the meeting, we will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as a proxy holder. If you wish to vote in person at the meeting, insert your name in the space provided on the proxy or voting form sent to you by your nominee. By doing so you are instructing your nominee to appoint you as a proxy holder. Complete the form by following the return instructions provided by your nominee. Please report to a representative of Valiant Trust Company upon your arrival at the meeting.

5. What am I voting on?

A. You will be voting on:

• the election of directors to the board of directors of the Corporation until the close of the next annual meeting; and

• the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation until the close of the next annual meeting.

6. What if amendments are made to these matters or if other matters are brought before the meeting?

A. If you attend the meeting in person and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned a proxy, the person named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual Meeting and to other matters that may properly come before the meeting. As of the date of this Proxy Circular, our management knows of no such amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named in the proxy form will vote on them in accordance with their best judgment.

7. Who is soliciting my proxy?

A. The management of OPTI is soliciting your proxy and is providing this Proxy Circular in connection with that solicitation. Solicitation of proxies is done primarily by mail, and may be supplemented by telephone or other contact, by our employees or agents at a nominal cost, and all of these costs are paid by the Corporation.

8. What if I sign the proxy form enclosed with this Proxy Circular?

A. Signing the enclosed proxy form gives authority to representatives of management of OPTI to vote your shares at the meeting.

9. Can I appoint someone other than management representatives to vote my shares?

A. Yes, you can appoint someone other than management representatives to vote your shares. Write the name of the person you wish to appoint, who need not be a shareholder, in the blank space provided in the proxy form or voting direction, as the case may be.

Please note that it is important to ensure that any other person you appoint is attending the meeting and is aware that his or her appointment has been made to vote your shares. Persons who are appointed as proxy holders should, upon arrival at the meeting, present themselves to a representative of Valiant Trust Company.

10. What do I do with my completed proxy form?

A. Return it to Valiant Trust Company, in the envelope provided, so that it arrives no later than 9:00  a.m. (Calgary time) on April  25, 2008. All Common Shares represented by properly executed proxy forms received by Valiant Trust Company prior to such time will be voted for or against or withheld from voting, in accordance with your instructions as specified in the proxy form or voting direction, as the case may be, on any matter dealt with at the meeting.

11. How will my shares be voted if I give my proxy?

A. The persons named in the proxy form or voting direction, must vote or withhold from voting your Common Shares in accordance with your directions. In the absence of such directions, shares represented by proxies received by management will be voted FOR the matters specified in the proxy.

12. If I change my mind, can I take back my proxy once I have given it?

A. If you are a registered shareholder and have returned a proxy, you may revoke it by:

(a)         completing and signing a proxy bearing a later date, and delivering it to Valiant Trust Company prior to the deadline for submitting proxies for the meeting; or

(b)         delivering a written statement, signed by you or your authorized attorney to:

(i)          the Corporate Secretary of OPTI at Suite 2100, 555 - 4th Avenue S.W., Calgary, Alberta T2P 3E7 at any time up to and including the last business day prior to the meeting, or the business day preceding the day to which the meeting is adjourned; or

(ii          Chairman of the meeting prior to the commencement of the meeting on any day of the meeting or the day to which the meeting is adjourned.

If you are a non-registered shareholder, please contact your nominee for instructions on revoking a proxy or voting direction. A shareholder may also revoke a proxy in any other manner permitted by law.

Who counts the votes?

The Corporation's registrar and transfer agent, Valiant Trust Company, counts and tabulates the votes. This is done independently of OPTI to preserve the confidentiality of individual votes. Proxies are referred to OPTI only in cases where a shareholder clearly intends to communicate with management (by making a written statement on the proxy form), in the event of a proxy contest or when it is necessary to do so to meet the requirements of applicable law.

What if I have other questions?

If you have a question regarding the meeting, please make inquiries through:

North America:Valiant at 1-866-313-1872,
inquiries@valianttrust.com

or Alison Trollope,
Investor Relations Manager of OPTI at (403)  218-4705 or atrollope@opticanada.com.

Voting Shares and Principal Holders

OPTI's issued and outstanding voting securities as at February 29, 2008, consist of 195,357,126 common shares ("Common Shares").

As of February 29, 2008, there is no person who, to the knowledge of our directors and officers, beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the issued and outstanding Common Shares, subject to the following:

In November 2006, Capital Research and Management Company ("CRMC") of Los Angeles, California filed a report under Part 4 of National Instrument 62-103 stating that at the end of October 2006 it held 17,015,700 Common Shares, which, at that time, constituted 10.02% of the issued and outstanding Common Shares. CRMC has not made any further filings with respect to its holdings of Common Shares since then. Under National Instrument 62-103, CRMC would, in certain circumstances, not have any further disclosure or filing obligations until its holdings exceed 12.5% of the issued and outstanding Common Shares.

In February 2008, Fidelity Management & Research Company ("FMR Co.") of Boston, Massachusetts, Pyramis Global Advisors, LLC ("PGA") and Pyramis Global Advisors Trust Company ("PGATC") both of Boston, Massachusetts and Fidelity International Limited ("FIL") of Pembroke, Bermuda (FMR Co., PGA, PGATC, and FIL collectively referred to as "Fidelity") filed a report under Part 4 of National Instrument 62-103 stating that at the end of January 2008, Fidelity held 20,363,400 Common Shares, which, at that time, constituted 10.42% of the issued and outstanding Common Shares. Fidelity has not made any further filings with respect to its holdings of Common Shares since then. Under National Instrument 62-103, Fidelity would, in certain circumstances, not have any further disclosure or filing obligations until its holdings exceed 12.5% of the issued and outstanding Common Shares.

BUSINESS OF THE ANNUAL MEETING

Election of Directors

OPTI's board of directors currently consists of ten members. It is proposed that tendirectors be elected at the meeting. All directors elected at the meeting will hold office until the close of the next annual meeting of shareholders following their election, until a successor is elected or appointed, or until the director vacates the office of director. The board of directors may appoint additional directors subsequent to the meeting and is in the process of identifying further qualified independent directors. Any such additional appointments would be made in accordance with applicable corporate law and the Corporation's articles.

The persons named in the accompanying form of proxy intend to vote to fix the number of directors to be elected at the meeting atten and for the election of the nominees listed below unless the shareholder has specified in the proxy that the shares represented thereby be withheld from voting on the election of any or all nominees. These are ordinary resolutions and as such a simple majority of the Common Shares represented at the meeting must be voted in favour of the resolution in order for the resolutions to be effective.

To management’s knowledge, the following table lists the name of each person proposed by management to be elected as a director, all other positions and offices with the Corporation he now holds, his principal occupation or employment, the period during which he served as a director of the Corporation and the number of shares of the Corporation he beneficially owned, directly or indirectly, or over which he exercised direction or control, as at February 29, 2008. Following the table are detailed biographies of each nominee.

All nominees have consented to be named in this Proxy Circular and to serve as directors if elected. Management has no reason to believe that any of the nominees will be unable to serve as directors but, should any nominee become unable to do so for any reason prior to the meeting, the persons named in the enclosed form of proxy or voting instruction form, unless directed to withhold from voting, reserve the right to vote for other nominees at their discretion. Shareholders should note that the form of proxy or voting instruction form provides for voting for individual directors in addition to voting for directors as a slate.

Name and Municipality of Residence	Present Position and Office	Director since	Number of Common Shares Held Directly or Indirectly	Principal Occupation
Directors
Yoram Bronicki(5) Reno, Nevada, USA	Director	December 29, 2001	64,000	President and Chief Operating Officer of ORMAT Technologies Inc.
Ian W. Delaney(3)(4) Toronto, Ontario, Canada	Director	November 16, 2005	92,000	Executive Chairman of Sherritt International Corporation, a diversified resource company.
Charles L. Dunlap(2)(5) Houston, Texas, USA	Director	June 29, 2006	2,200	Chief Executive Officer and President of Pasadena Refining System Inc.
Sid W. Dykstra Calgary, Alberta, Canada	President, CEO and Director	December 29, 2001	219,750	President and Chief Executive Officer of OPTI.
Randall Goldstein(3)(7) Berkeley, California, USA	Director	January 18, 1999	10,000	Chief Executive Officer of OptiSolar Inc., a private solar power company.
Robert G. Puchniak(2)(4)(7) Winnipeg, Manitoba, Canada	Director	May 30, 2002	52,500	Executive Vice President and Chief Financial Officer of James Richardson and Sons, Limited, an investment and holding company.
Christopher P. Slubicki(2)(3) Calgary, Alberta, Canada	Director	February 1, 2007	55,100	Energy investor; formerly Vice-Chairman of Scotia Waterous, an investment banking firm.
Samuel Spanglet(1)(3)(5) Calgary, Alberta, Canada	Director	October 26, 2007	2,000	Retired; formerly, Vice President Operations, Oil Sands and President, Albian Sands Energy Inc. at Shell Canada.
James M. Stanford(4) Calgary, Alberta, Canada	Director and Chairman of the Board	May 30, 2002	27,600	President of Stanford Resource Management Inc., an investment management company.
James van Hoften(1)(4)(5) Lafayette, California, USA	Director	July 12, 2007	8,000	Retired; formerly a Senior Vice President and Partner at Bechtel Corporation.

Notes:

(1)	Mr. van Hoften and Mr. Spanglet were appointed to the board by resolution of the directors, since the last annual meeting.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Governance and Nominating Committee.
(5)	Member of the Technical Committee.

(6)

Mr. Delaney and Mr. Stanford both also serve on the board and on the Human Resources and Compensation Committee of EnCana Corporation. Mr. Delaney is also the vice-chair of the Nominating and Corporate Governance Committee of EnCana Corporation and Mr. Stanford is the chair of the Reserves Committee and a member of the Audit Committee of EnCana Corporation. For other details of board memberships of the director nominees, see the biographies below.

(7)	Mr. Goldstein and Mr. Puchniak both also serve on the board of OptiSolar Inc. For other details of board memberships of the director nominees, see the biographies below.

A detailed biography for each nominee for the board of directors is set forth below:

Yoram Bronicki

Mr. Bronicki, President and Chief Operating Officer of ORMAT Technologies Inc. since September 2007 and July 2004, respectively, was the Vice President, OrCrude™ Upgrading of OPTI from its inception until June 30, 2004. Mr. Bronicki, a co-inventor of the OrCrude™ Process, was a project manager with ORMAT from 1996 to 2000. Mr. Bronicki oversaw and managed the development, design, construction, operations and testing of the one bbl/d OrCrude™ Process pilot plant in Israel and the 500 bbl/d demonstration plant near Cold Lake, Alberta.

Mr. Bronicki holds a B.Sc. in mechanical engineering from the Tel Aviv University and a certificate from the Technion Institute of Management Senior Executives Program. Mr. Bronicki is 41 years old.

Ian W. Delaney

Mr. Delaney has been the Executive Chairman of Sherritt International Corporation of Toronto, Ontario since 1995. From 1990 to 1995, Mr. Delaney was the Chairman and Chief Executive Officer of Viridian Inc., a fertilizer company (formerly Sherritt Inc.) acquired by Agrium Inc. in 1996. He was President and CEO of The Horsham Corporation, a holding company, from 1987 to 1990; and President and Chief Operating Officer of Merrill Lynch Canada, a financial management and advisory company, from 1984 to 1987.

Mr. Delaney is a director of EnCana Corporation, a director and Chairman of Dynatec Corporation, a mining company, a director and Chairman of The Westaim Corporation, a technology investment company, and is also a trustee and Chairman of Royal Utilities Income Fund, a coal mining investment fund. He has previously served on a number of boards, including Co-Steel Inc., MacMillan Bloedel Ltd., and GoldCorp Inc. Mr. Delaney is 64 years old.

Charles L. Dunlap

Mr. Dunlap is Chief Executive Officer and President of Pasadena Refining System Inc., operator of a Houston, Texas-based refinery producing gasoline and diesel fuels with revenues of $4.4 billion in 2007. Mr. Dunlap has served on the board of directors of various publicly traded companies over the past 14 years.

Prior to joining Pasadena Refining, Mr. Dunlap’s career included over 30 years of senior management experience, predominantly in the petroleum industry, including executive positions with Crown Central Petroleum Corporation, Pacific Resources Inc., ARCO Petroleum Products Company, and Clark Oil & Refining Corporation.

Mr. Dunlap holds a juris doctor degree from the Saint Louis University School of Law and an undergraduate degree from Rockhurst University. Mr. Dunlap is 64 years old.

Sid Dykstra

Mr. Dykstra has been the President and Chief Executive Officer of OPTI since June 2001. From June 2000 to March 2001, Mr. Dykstra was the President of Hunt Oil Company of Canada Inc. Mr. Dykstra, a co-founder of Newport Petroleum Corporation, was the President and Chief Operating Officer of Newport from 1997 to 2000, the Executive Vice President of Newport from 1994 to 1997 and the Vice President, Engineering of Newport from 1992 to 1994. From 1980 to 1992, Mr. Dykstra held various positions with Suncor, Inc., was the Manager of Exploitation for Pancontinental Oil Ltd. and was an independent consultant with Maranta Resources Ltd.

Mr. Dykstra is currently a director of Cinch Energy Corp. and is a past Governor of the Canadian Association of Petroleum Producers. Mr. Dykstra is a professional engineer in Alberta and holds numerous professional affiliations and memberships.

He holds a B.Sc. in chemical engineering from the University of Alberta and an M.B.A. from Queen’s University. Mr. Dykstra is 49 years old.

Randall Goldstein

Mr. Goldstein is currently Chief Executive Officer of OptiSolar Inc. Previously, he was the President of ORMAT Process Technologies, Inc. and was employed by the ORMAT Group of Companies. He is a co-inventor of the OrCrude™ Process.

Mr. Goldstein was a co-founder of National Power Company and held the position of Chief Financial Officer of that company from 1991 to 1994. National Power Company is a developer of independent power projects using low value opportunity fuels. Mr. Goldstein was employed by the Harbert Power Group from 1987 to 1991 as Manager of Project Finance. In that capacity he was responsible for business development and financing of independent power projects, including a number of projects fuelled by petroleum coke. Prior to that, Mr. Goldstein was employed by ORMAT Energy Systems Inc. as Manager of Project Finance, responsible for the financing of geothermal power plants.

Mr. Goldstein holds a B.A. in economics from the University of California, Berkeley and a M.Sc. in energy management and policy from the University of Pennsylvania. Mr. Goldstein is 48 years old.

Robert G. Puchniak

Mr. Puchniak has been the Executive Vice President and Chief Financial Officer of James Richardson & Sons, Limited, an investment and holding corporation, since March 2001 and prior thereto, was Vice President, Finance and Investment with James Richardson & Sons, Limited since November 1996. Mr. Puchniak was President and Chief Executive Officer of Tundra Oil & Gas Limited, a private oil and gas corporation, from January 1989 to April 2003.

Mr. Puchniak is a director of a number of public and private corporations including James Richardson International Limited, Tundra Oil & Gas Limited, Value Creation Inc., Richardson Partners Financial Holdings Limited, OptiSolar, Inc., Strad Energy Services Ltd. and Lombard Realty Limited. His past involvements include director, Western Oil Sands Inc., Petrobank Energy and Resources Ltd., Trident Resources Corp., Moffat Communications Limited and Richland Petroleum Corporation; Chairman, Manitoba Teachers’ Retirement Fund; Chairman, Council of Examiners, Institute of Chartered Financial Analysts; and President, Winnipeg Society of Financial Analysts.

Mr. Puchniak holds a B.Comm. (Honours) from the University of Manitoba and was awarded the University Gold Medal for his achievements. He earned a Chartered Financial Analyst designation in 1975. Mr. Puchniak is 60 years old.

Christopher P. Slubicki

Mr. Slubicki was formerly the Vice Chairman of Scotia Waterous. Mr. Slubicki was one of the founders of Waterous & Co., a private global oil and gas investment banking firm, where he was involved in all aspects of the firm's strategic development as Senior Managing Director and Principal. Waterous & Co. was sold to The Bank of Nova Scotia in 2005. Prior to the founding of Waterous, Mr. Slubicki held operations management and engineering positions within the oil and gas industry including Placer CEGO Petroleum Ltd. and Chevron Canada Resources Limited.

Mr. Slubicki holds a Masters of Business Administration from the University of Calgary, a B.Sc. in Mechanical Engineering from Queen's University, and is a professional engineer in Alberta. Mr. Slubicki is 49 years old.

Samuel Spanglet

Mr. Spanglet was most recently the Vice President Operations, Oil Sands and President, Albian Sands Energy Inc. at Shell Canada. There, he oversaw all oilsands operations, including the Scotford Complex and Albian Sands. Previously, he was the general manager of the Scotford Complex, responsible for managing Shell's manufacturing in Western Canada, as well as overseeing the successful integration of a newly constructed upgrader. Mr. Spanglet also held other managerial positions within Shell Canada during his 25 year tenure.

Mr. Spanglet holds a Bachelor of Science in chemical engineering from the Technion Institution of Technology in Haifa, Israel, and is currently a member of the board of directors of ATCO Power. Mr. Spanglet is 60 years old.

James M. Stanford

Mr. Stanford is the Chairman of OPTI's board of directors. He is the President of Stanford Resource Management Inc., and retired President, Chief Executive Officer and a director of Petro-Canada, having held those positions from 1993 to 2000. Mr. Stanford served as the President, Chief Operating Officer and a director of Petro-Canada from 1990 to 1993. Prior to joining Petro-Canada in 1978, Mr. Stanford worked with Mobil Oil Canada Ltd. for 19 years in numerous engineering and managerial positions.

Mr. Stanford acts as Chairman of the board for Nova Chemicals Corporation, and sits on the board of directors of EnCana Corporation. Mr. Stanford also serves on a variety of other industry and community organizations.

Mr. Stanford holds an LL.D. (Hon.) and a B.Sc. in petroleum engineering from the University of Alberta and an LL.D. (Hon.) and a B.Sc. in mining from Concordia University. In 2004, he was appointed an Officer of the Order of Canada. Mr. Stanford is 70 years old.

James van Hoften

Dr. van Hoften was most recently a Senior Vice President and Partner at Bechtel Corporation (Bechtel), one of the world's largest engineering, construction, and project management companies. In his 20 years at Bechtel, he held responsibility for some of the world's largest construction projects. Dr. van Hoften is also a former NASA astronaut and flew two Space Shuttle missions. Prior to that, Dr. van Hoften was an assistant professor of civil engineering at the University of Houston.

Dr. van Hoften is currently a director of Flex LNG, a London based LNG shipping and production company. Dr. van Hoften holds a Ph.D. in hydraulic engineering from Colorado State University, and a B.Sc. in civil engineering from the University of California at Berkeley. Dr. van Hoften is 64 years old.

Areas of Expertise

The following are five key areas of board member expertise considered when identifying candidates for OPTI’s board of directors. OPTI seeks to have a balance of expertise to ensure it continues to have a high quality board.

In addition to the biographies the following summarizes the board nominees' areas of expertise:

	Energy Industry(1)	Major Projects (2)	Financial Acumen (3)	Governance/Board (4)	Senior Officer (5)
Yoram Bronicki	Yes	Yes	No	Yes	Yes
Ian W. Delaney	Yes	Yes	Yes	Yes	Yes
Charles Dunlap	Yes	Yes	Yes	Yes	Yes
Sid Dykstra	Yes	Yes	Yes	Yes	Yes
Randall Goldstein	Yes	No	Yes	Yes	Yes
Robert G. Puchniak	Yes	Yes	Yes	Yes	Yes
Christopher Slubicki	Yes	No	Yes	No	Yes
Samuel Spanglet	Yes	Yes	No	Yes	Yes
James M. Stanford	Yes	Yes	Yes	Yes	Yes
James van Hoften	No	Yes	No	Yes	Yes
Total	9	8	7	9	10

Notes:

(1)	Includes experience in the oil & gas, coal and power industries.
(2)	Includes large project development, construction and operation experience.
(3)	Includes financial accounting, corporate finance and reporting experience.
(4)	Includes experience as a board member for a public and/or private company.
(5)	Includes experience as an executive officer or Chief Executive Officer.

OPTI is currently conducting a search to add one or two additional directors. The focus of the current search is to add a board member with significant financial expertise to further strengthen the board. In addition the search is also looking to identify candidates who would expand the diversity of the board. Any such additional appointments may be made by the board of directors in accordance with applicable corporate law and the Corporation's articles.

Receipt of the Financial Statements and Auditor's Report

The financial statements of the Corporation for the year ended December 31, 2007 and the auditors' report thereon will be placed before the shareholders at the meeting.

Under National Instrument 51-102 – Continuous Disclosure Obligations, a person or corporation who in the future wishes to receive interim financial statements from the Corporation must deliver a written request for such material to the Corporation, together with a signed statement that the person or corporation is the owner of securities (other than debt instruments) of the Corporation. If you wish to receive interim financial statements you are encouraged to send the enclosed return card, together with the completed form of proxy to Valiant Trust Company, 310, 606 - 4th Street S.W. Calgary, Alberta, T2P 1T1.

Appointment of Auditors

The shareholders will be asked to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation until the close of the next annual meeting, at such remuneration as may be approved by the board of directors of the Corporation. PricewaterhouseCoopers LLP have acted as auditors of the Corporation since its inception in 1999.

This is an ordinary resolution and, as such, a simple majority of the Common Shares represented at the meeting must be voted in favour of the resolution in order for the resolution to be effective.

Please see the Corporation's amended and restated annual information form dated February 6, 2008 under the heading of "Auditor Service Fees" for further information regarding the aggregate fees billed by PricewaterhouseCoopers LLP in each of the fiscal years ending December 31, 2007 and 2006 for audit services, audit related services, tax compliance services and other services. A copy of the amended and restated annual information form can be obtained at www.sedar.com.

Other Business

Management is not aware of any matter to come before the meeting other than the matters referred to in the Notice of the meeting. However, if any other matter properly comes before the meeting, the accompanying proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of the meeting and with respect to other matters that properly may come before the meeting.

EXECUTIVE COMPENSATION AND REMUNERATION OF DIRECTORS

Executive Compensation

The following table discloses, for the periods indicated, total compensation received by the following executive officers: (i) OPTI's Chief Executive Officer; and (ii) OPTI's Chief Financial Officer; and (iii) the three most highly compensated executive officers (other than the Chief Executive Officer and Chief Financial Officer) whose total salary and bonus exceeded $150,000 in respect of fiscal 2007 (collectively the "Named Executive Officers" or "NEOs"). The salaries, bonuses and stock option grants approved by the board on January 22, 2008 are set out in Note 1 to the table. See "Report of the Compensation Committee - Compensation Timing".

Summary Compensation Table(1)

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compensation(2) ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compensation ($ )	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Sid W. Dykstra CEO	2007 2006 2005	470,000 425,000 386,250	nil 215,000 175,000	nil nil nil	nil 75,000 100,000	nil nil nil	nil nil nil	75,200 68,000 58,050
George Crookshank CFO	2007(3) 2006 2005	78,750 285,000 268,750	nil 150,000 125,000	nil nil nil	nil nil 40,000	nil nil nil	nil nil nil	12,600 44,650 33,625

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compensation(2) ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compensation ($ )	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
David Halford CFO	2007(4)	191,785	nil	nil	75,000	nil	nil	23,014
Jim Arnold COO	2007 2006 2005(5)	375,000 340,000 317,500	nil 170,000 160,000	nil nil nil	nil 45,000 70,000	nil nil nil	nil nil nil	60,000 54,400 72,468
Peter Duda VP, Operations	2007 2006 2005(6)	265,000 240,000 226,750	nil 125,000 60,000	nil nil nil	nil 40,000 30,000	nil nil nil	nil nil nil	41,075 28,800 28,355
Jamey Fitzgibbon VP, Resource Development	2007 2006 2005	260,000 235,000 207,500	nil 125,000 100,000	nil nil nil	nil 30,000 30,000	nil nil nil	nil nil nil	41,600 32,900 24,900

Notes:

(1)

On January 22, 2008, the board approved the following compensation for each of the above NEOs for 2008: Sid Dykstra: $470,000 salary, no bonus and 95,000 options; David Halford: $300,000 salary, no bonus and 100,000 options; Jim Arnold: $385,000 salary, no bonus and 100,000 options; Peter Duda: $285,000 salary, no bonus and 70,000 options; Jamey Fitzgibbon: $275,000 salary, no bonus and 50,000 options. See "Report of the Compensation Committee - Compensation Timing".

(2)

Relates to an annual employee savings plan which allows each employee to contribute up to 8% of base salary to receive a contribution by OPTI of up to 12 % in the first four years and increasing to 16% thereafter.

(3)	Mr. Crookshank retired from the position of Chief Financial Officer on February 26, 2007.
(4)	Mr. Halford joined OPTI as Chief Financial Officer on April 10, 2007.
(5)	On October 13, 2005, Mr. Arnold was appointed as Chief Operating Officer. Prior to that date he held the office of Vice President, Development.
(6)	On October 13, 2005, Mr. Duda was appointed Vice President, Operations. Prior to that time during 2005, Mr. Duda was an employee, but not an officer, of OPTI.

Stock Options

OPTI has a stock option plan as described under "Equity Compensation Plans - Stock Option Plan". The following table sets forth the options granted to the NEOs as compensation in the year ended December 31, 2007. Other than David Halford, no NEO was granted options in the year ended December 31, 2007. David Halford joined OPTI as Chief Financial Officer on April 10, 2007 and stock options were granted in connection with his appointment. Note 1 to the Summary Compensation Table above describes the options granted to NEOs on January 22, 2008.

Name	Common Shares under options granted	% of total options granted to employees	Exercise price ($/Common Share)	Market value of Common Shares on the Date of Grant ($/Common Share)	Expiration Date
Sid W. Dykstra	nil	nil	nil	nil	nil
George Crookshank	nil	nil	nil	nil	nil
David Halford	75,000	7	$21.35	$21.35	April 10, 2017
Jim Arnold	nil	nil	nil	nil	nil
Peter Duda	nil	nil	nil	nil	nil
Jamey Fitzgibbon	nil	nil	nil	nil	nil

The following table sets out the details of options exercised and the aggregate value realized by the NEOs during 2007 and, in addition, sets out the aggregate number of outstanding exercisable options owned by each NEO, categorized as being either exercisable or unexercisable as at December 31, 2007, together with the value of such options at the end of the year.

Name	Common Shares, Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2007 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at December 31, 2007 ($) Exercisable/ Unexercisable
Sid W. Dykstra	nil	nil	600,600 / 368,400	5,230,858 / 1,395,140
George Crookshank(1)	209,600	1,735,735	nil	nil
David Halford	nil	nil	nil / 75,000	nil
Jim Arnold	nil	nil	237,000 / 188,000	1,793,206 / 618,600
Peter Duda	nil	nil	61,200 / 82,800	352,800 / 174,220
Jamey Fitzgibbon	30,000	608,638	60,000 / 100,000	311,520 / 315,920

Note:

(1)	Mr. Crookshank retired from the position of Chief Financial Officer on February 26, 2007.

Securities Authorized for Issuance Under Equity Compensation Plans

As of December 31, 2007, the Corporation's Stock Option Plan was the only active compensation plan under which equity securities of OPTI were authorized for issuance. The Stock Option Plan will govern future stock option grants to directors, officers, employees and service providers.

In an arrangement established prior to OPTI's initial public offering ("IPO"), two anti-dilutive stock option agreements provided for issuance of stock options in relation to certain financings completed prior to OPTI's IPO. Under these agreements, the Corporation granted options to purchase a total of up to 7,785,004 common shares to Randall Goldstein and Phil Rettger, co-developers of the OrCrude™ Process. All rights to receive additional options under these agreements ceased upon the IPO and no additional options will be granted under the agreements.

The following table sets forth details as of February 29, 2008 concerning common shares issuable in connection with the Stock Option Plan and the anti-dilutive stock option agreements.

Equity Compensation Plan Information as of February 29, 2008

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options (% of outstanding Common Shares)	Weighted-average exercise price of outstanding options ($)	Number of Common Shares remaining available for future issuance under equity compensation plans (excluding Common Shares reflected in column (a) (% of outstanding Common Shares))
	(a)	(b)	(c)
Stock Option Plan	5,257,000 (2.7%)	15.02	8,928,306 (4.6%)
Anti-Dilutive Stock Option Agreements	2,444,716 (1.2%)	9.39	nil
Total	7,701,716 (3.9%)	13.23	8,928,306 (4.6%)

Equity Compensation Plans

Stock Option Plan

In 2002, OPTI established a stock option plan (the "Stock Option Plan") governing the issuance of stock options to directors, officers, employees and persons who have provided services or who are expected to provide services to OPTI. This is the only equity compensation plan currently in place at the Corporation. The principal purposes of the Stock Option Plan are to retain and attract qualified directors, officers, employees and service providers, to promote a proprietary interest in OPTI, to provide an incentive element in compensation, and to promote the profitability of OPTI.

The Stock Option Plan was amended in connection with the initial public offering of the Corporation to reflect that the Common Shares are listed on the Toronto Stock Exchange ("TSX") and to fix the number of Common Shares reserved under the Stock Option Plan to a number equal to 10% of the number of Common Shares outstanding immediately after completion of the IPO, or 15,103,506 shares. Under the Stock Option Plan, the board of directors determines the number of stock options to be issued, the date on which the stock option is to become effective and all other terms and conditions of the stock options. No options are exercisable in less than 12 months after the grant date. No grantee under the Stock Option Plan may receive stock options entitling the grantee to purchase more than 5% of the aggregate outstanding voting shares of OPTI. The Stock Option Plan also provides that: (a) the number of voting securities issuable to insiders, at any time, under all security-based compensation arrangements, cannot exceed 10% of the issued and outstanding voting securities of OPTI; and (b) the number of voting securities issued to insiders, within any one year period, under all security-based arrangements, cannot exceed 10% of the issued and outstanding voting securities of OPTI. The exercise price of each stock option granted may not be lower than the closing price of the Common Shares on the TSX on the trading day prior to the date of grant. The term and exercise period of the stock options are determined by the board of directors for each grant, provided that no stock option shall have a term exceeding 10 years, subject to a black-out expiration provision extending the expiration period in circumstances where it would expire during a company-imposed trading black-out (the Shareholders approved this black-out extension arrangement in the Plan at the annual and special shareholder meeting of the Corporation held on April 27, 2007). The stock options are not assignable. The Stock Option Plan provides that the board of directors may make adjustments in the Plan and in Stock Options granted under the Plan as the board of directors may in its sole discretion deem appropriate to prevent substantial dilution or enlargement of rights granted to, or available for, holders of Stock Options, in the event of corporate events causing subdivision, consolidation or reclassification of common shares and similar transactions.

If any options issued under the Stock Option Plan are not exercised within their term, the shares reserved and authorized for issuance pursuant to such stock options will be available for issuance under the Stock Option Plan.

At OPTI's annual and special shareholder meeting held on April 27, 2007, the shareholders approved the following amending formula for the Stock Option Plan. The board of directors of the Corporation has the right to amend from time to time or to terminate the terms and conditions of the Plan and options granted thereunder. Except for the limited circumstances described below, any such amendments are subject to approval of the Shareholders and to the prior consent of any applicable regulatory bodies, including any stock exchange on which the Corporation's shares are listed. Amendments and termination shall take effect only with respect to Stock Options issued thereafter, provided that they may apply to any stock options previously issued with the mutual consent of the Corporation and the persons holding such stock options. Subject to the foregoing, the Board has the power and authority to approve amendments relating to the Plan or to any previously granted stock options, without further approval of the Shareholders, to the extent that such amendments relate to:

(a)	altering, extending or accelerating the terms and conditions of vesting applicable to any Stock Options;
(b)	altering the termination provisions of an option or of the Plan, that does not entail an extension beyond the original expiry date;
(c)	the addition of a cashless exercise feature to outstanding options, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the plan reserve;
(d)

determining the adjustment provisions pursuant to Section 10 of the Plan (i.e. relating to typical adjustments considered appropriate to prevent dilution or enlargement of the rights granted in connection with the Plan in the event of certain corporate transactions such as stock splits, etc.);

(e)	amendments necessary to comply with applicable law or the requirements of any stock exchange on which the Corporation's shares are listed; or
(f)

amendments for the purpose of curing any ambiguity, error or omission in the Plan or a stock option or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan and other amendments of a "housekeeping" nature.

Composition of the Compensation Committee

The members of the Compensation Committee for the majority of the year ended December 31, 2007 were Ian Delaney, Randall Goldstein, Christopher Slubicki and Samuel Spanglet (Charles Dunlap was on the committee from January 1, 2007 until last year's annual shareholder meeting, at which point he was replaced by Mr. Slubicki). None of Messrs. Delaney, Slubicki and Spanglet are current or former officers or employees of the Corporation. Mr. Goldstein was, during 2004 and 2005, an employee seconded to OPTI from a U.S. affiliate of ORMAT Industries Ltd. The Committee was established as a committee to OPTI’s board of directors to consider the overall philosophy and policies in relation to compensation for OPTI. Mr. Delaney is Chairman of the Committee.

The Committee reviews and makes recommendations to the board in the following areas: corporate compensation and benefits policies, specifically executive and Chief Executive Officer and other officer compensation; terms and conditions of savings plans or other employee benefit plans; employment agreements relating to the Chief Executive Officer and executive officers of the Corporation; stock option grants to officers and employees of the Corporation; directors' compensation policy; human resource strategies and major human resource policies.

Report of the Compensation Committee

The compensation philosophy of OPTI reflects its status as a company in the development phase of a commercial project. OPTI offers market-based pay for performance to ensure that the Corporation has the ability to attract and retain high quality employees. Compensation of all executive officers, including the President and Chief Executive Officer of the Corporation, is compared against compensation paid to similarly sized oil and gas companies as reported in the 2007 Mercer Total Compensation Survey for the Petroleum Industry and based on publicly available information. Compensation levels are determined based on level or seniority, experience and expertise and the achievement of individual performance and corporate performance in relation to annual corporate objectives. Overall compensation is reviewed annually by the Compensation Committee. Compensation recommendations of the Compensation Committee for the Chief Executive Officer and officers are approved annually by the board of directors. The Compensation Committee approves compensation for employees on a pool basis, with individual allocations made by senior management.

Base salaries

Consistent with the emphasis on attracting top quality personnel, OPTI in aggregate offers above average base salaries in order to compete in the labour force for the best employees available. Individual salaries can be above or below average.

Bonuses

Cash bonuses may be paid annually but are not guaranteed. Bonuses for certain officers and employees may be in the form of stock options as the Corporation does not currently have operating cash flow.

In addition, OPTI and Nexen Inc. have implemented a bonus plan relating to the Long Lake Project (the "Project"). The plan is a performance-based plan for certain employees and consultants working on the Project. Officers of OPTI are not eligible for compensation under the Plan. The purpose of the bonus plan is to reward Project personnel for achieving performance targets through to completion of the multi-year Project. The key performance measures are safety, environmental, cost and schedule. OPTI estimates its obligation under the bonus plan at approximately $4.2 million, most of which is expected to be payable in 2008.

Savings Plan and Perquisites

Officers and employees can contribute up to 8% of base salary to receive a contribution from the Corporation of up to 12% of base salary in the first four years of employment and increasing to 16% thereafter. Other perquisites may be provided to employees depending on the position; however, these at present are not significant. The Corporation does not have a pension plan.

The employer portion of the contributions to the savings plan is subject to certain vesting restrictions. In addition, 50% of employer contributions are used to purchase shares of OPTI in the open market. There are no holding requirements for shares purchased by employees through this plan. Employee contributions may not be used to purchase shares of OPTI to encourage diversified savings.

Long Term Incentive Plan (LTIP)

The Corporation currently does not have a long-term incentive plan available to directors or executive officers, other than the Stock Option Plan.

Share Ownership Policies

In order to facilitate alignment of objectives with shareholders, the Board has a policy mandating that executive officers and directors own shares. The Chief Executive Officer is required to own common shares equal in value to four times his annual salary, with other executive officers at one times their annual salary. Directors are required to own 8,000 common shares, which is equivalent to approximately two times the directors' annual compensation related to service as a director of the Corporation. Executive officers have a period of three years from February 2007, when the policy was approved, or three years from appointment as an executive officer, if subsequent to that date, to meet the requirements. Directors have a period of two years from appointment as a director to meet the requirement.

Use of Consultants

During 2007, OPTI participated in the Mercer Total Compensation Survey for the Petroleum Industry ("MTCS"), the Wynford Survey for the IT sector and obtained data from the Mercer Oil Sands survey to access additional information in the Fort McMurray area. In addition, the Compensation Committee engaged Mercer to complete a Director Compensation Review and had a representative from Mercer participate in the executive officer compensation discussions. Total fees paid to outside consultants for compensation work in 2007 was $32,969. These consultants did not provide any other services to OPTI.

Compensation Timing

In 2007, OPTI changed the compensation timing for executive officers. In prior years, executive officer and employee annual compensation reviews and recommendations were prepared and approved in the fourth quarter to allow compensation changes to be implemented by January 1st of the following year. In order to promote further alignment of compensation with corporate performance, the board changed the timing of the review of executive officers' compensation to the first quarter of the year to allow the incorporation of the year end results into compensation recommendations. Compensation timing for all other employees of OPTI is unchanged to allow OPTI to be competitive with industry.

Compensation of the Chief Executive Officer

The compensation of the President and Chief Executive Officer is determined by the board based on a recommendation from the Compensation Committee. The total compensation was primarily based on corporate performance compared to approved corporate objectives and on comparable positions in relation to a third party salary survey for companies of comparable size. Compensation consists of base salary, bonus, stock options and other perquisites as outlined in the Summary Compensation Table.

A summary of OPTI's key corporate objectives and relative weightings for 2007 were:

•	Continue to build the OPTI team	10%
•	Complete and start-up the OPTI operated Upgrader	50%
•	Advance the development of Phase 2 and future phases	15%
•	Ensure adequate financing for planned activities	25%

The development of OPTI continued as planned with the focus on developing the operations team. During 2007, the upgrader project experienced significant capital cost increases and a delay in completion such that the planned start-up is now expected in 2008. The development of Phase 2 and future phases was generally advanced as planned but was impacted by the delay in Phase 1. OPTI was successful in raising additional debt and equity to fund its activities.

Primarily due to the project cost increase and schedule delays, corporate performance in 2007 was evaluated as below target. This was reflected in the compensation changes for the Chief Executive Officer in early 2008 and included no salary increase, no cash bonus and a grant of 95,000 stock options. At the time of the option grant, the options were valued at $625,000 using a Black-Scholes option pricing model and other criteria consistent with measurement in our financial statements.

Compensation of Directors

During 2007, OPTI reviewed the compensation of directors and engaged Mercer to complete a director compensation review. The review indicated that director compensation could be increased to remain competitive. However, due to the issues challenging OPTI in 2007, including the project cost overruns and schedule delays, the Compensation Committee recommended, and the board approved, no changes to director compensation in 2007 other than the addition of a $1,000 fee for directors who travel from a significant distance.

The Compensation Committee considered whether it was appropriate to continue to grant stock options to directors, as best practices in corporate governance are moving to other forms of equity-based compensation such as deferred share units or direct share grants. At this stage of OPTI's development, it was agreed to defer changing the nature of director compensation until some time after the commencement of commercial operations.

All directors, excluding the President and Chief Executive Officer, receive an annual retainer of $25,000 and a meeting fee of $1,500 for each board meeting attended in person, or $750 per meeting via teleconference. For board members traveling from overseas, an additional $1,500 fee will be provided for each board meeting attended in person. In addition, a fee of $1,000 is paid to any director who travels from the United States to attend a board meeting in person, or who spends more than three hours travelling from another Canadian location.

All Audit, Compensation, Governance and Technical committee members receive an additional fee of $1,000 for each in-person meeting, or $500 for each conference call.

The Chairman of the Board and the Chairman of the Audit Committee each earn an additional annual retainer of $35,000 and $15,000, respectively. The Chairman of the Board receives an office and administrative support allowance of $2,300 per month to offset disbursements associated with his position. The Chairmen of the Compensation, the Governance and the Technical committees each receive an additional $10,000 retainer annually.

OPTI currently has a policy providing for an annual stock option grant to each director (other than the CEO) of 7,000 options to acquire Common Shares under the Stock Option Plan. The first annual grant of options under this policy was made in April 2006 to each director elected at the annual and special meeting of shareholders held on April 27, 2006 and another grant of 7,000 options was made to all directors elected at the annual and special meeting of shareholders held on April 27, 2007. In connection with their respective appointments to the board, James van Hoften was granted 7,000 options on July 12, 2007 and Samuel Spanglet was granted 7,000 options on November 11, 2007. No other options were granted to directors during the 2006 and 2007 financial years.

The Corporation does not have a retirement policy for directors.

The following table sets out, for the two most recently-completed financial years, the cash value of the total compensation paid to each current director (including the cash value of meeting fees paid, plus the value of stock option grants).

Name of Director	Year	Annual Retainer(1) ($)	Meeting Attendance Fees ($)	Stock Option Grant Amount(2) (#)/ Value (3)($)	All Other Compensation ($)	Total ($)
Yoram Bronicki	2007 2006	25,000 25,000	15,500 10,250	7,000 / 57,120 7,000 / 48,720	nil nil	97,620 83,970
Ian W. Delaney	2007 2006	35,000 30,000	10,250 12,000	7,000 / 57,120 7,000 / 48,720	nil nil	102,370 90,720
Charles L. Dunlap	2007 2006	31,667 12,500	20,000 9,500	7,000 / 57,120 nil / nil	nil nil	108,787 22,000
Sid W. Dykstra(4)	2007 2006	- -	- -	- -	- -	- -
Randall Goldstein	2007 2006	25,000 25,000	13,000 11,500	7,000 / 57,120 7,000 / 48,720	nil nil	95,120 85,220
Robert G. Puchniak	2007 2006	40,000 40,000	18,250 17,000	7,000 / 57,120 7,000 / 48,720	nil nil	115,370 105,720
Christopher P. Slubicki	2007 2006	20,833 -	16,750 -	7,000 / 57,120 - / -	nil -	94,703 -
Samuel Spanglet	2007 2006	4,167 -	8,500 -	7,000 / 72,240 - / -	nil -	84,907 -
James M. Stanford	2007 2006	60,000 48,333	12,000 12,250	7,000 / 57,120 7,000 / 48,720	nil nil	129,120 109,303
James van Hoften	2007 2006	12,500 -	12,000 -	7,000 / 57,120 - / -	nil -	81,620 -

Notes:

(1)	Includes retainers for Board membership and, where applicable, committee chairmanships.
(2)	After giving effect to the 2:1 share split to shareholders of record on June 1, 2006.
(3)	Estimated dollar value of stock options granted, using a Black-Scholes option pricing model.
(4)	As an executive officer of the Corporation, Mr. Dykstra receives no compensation as a director.

The following table sets out the aggregate number and dollar value (based on the then current trading value on the TSX) of common shares held by each director as of December 31 of the past two financial years and the outstanding options owned by each director, categorized as being either exercisable or unexercisable as at December 31 of the past two financial years, together with the value of such options at the end of each year.

Name of Director	Year	Shares held directly or indirectly at December 31		Unexercised Options at December 31 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at December 31 ($) Exercisable/ Unexercisable	Total available to be monetized at December 31 ($)(1)
		Amount (#)	Value ($)
Yoram Bronicki(2)	2007 2006	64,000 64,000	1,062,400 1,265,920	49,400 / 24,600 36,000 / 31,000	448,800 / 112,200 451,080 / 300,720	1,511,200 1,717,000
Ian W. Delaney	2007 2006	92,000 52,000	1,527,200 1,028,560	1,400 / 12,600 nil / 7,000	nil nil	1,527,200 1,028,560

Name of Director	Year	Shares held directly or indirectly at December 31		Unexercised Options at December 31 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at December 31 ($) Exercisable/ Unexercisable	Total available to be monetized at December 31 ($)(1)
		Amount (#)	Value ($)
Charles L. Dunlap	2007 2006	2,200 200	36,520 3,956	nil / 7,000 nil	nil nil	36,520 3,956
Sid W. Dykstra	2007 2006	219,750 210,285	3,647,850 4,159,437	600,600 / 368,400 446,800 / 522,200	5,230,858 / 1,395,140 5,718,044 / 3,405,576	8,878,708 9,877,481
Randall Goldstein(3)	2007 2006	10,000 4,000	166,000 79,120	1,446,116 / 12,600 1,944,716 / 7,000	10,407,210 / nil 20,203,965 / nil	10,573,210 20,283,085
Robert G. Puchniak	2007 2006	52,500 48,500	871,500 959,330	23,400 / 20,600 16,000 / 21,000	160,700 / 44,800 170,480 / 130,420	1,032,200 1,129,810
Christopher P. Slubicki	2007 2006	55,100 -	914,660 -	nil / 7,000 nil	nil nil	914,660 -
Samuel Spanglet	2007 2006	2,000 -	33,200 -	nil / 7,000 nil	nil nil	33,200 -
James M. Stanford	2007 2006	27,600 19,000	315,400 375,820	23,400 / 20,600 16,000 / 21,000	160,700 / 44,800 170,480 / 130,420	476,100 546,300
James van Hoften	2007 2006	8,000 -	132,800 -	nil / 7,000 nil	nil nil	132,800 -

Notes:

(1)	Represents the total value of all shares held at December 31 plus the total value of exercisable in-the-money options held at December 31.
(2)	Yoram Bronicki received 60,000 options, after giving effect to the 2:1 share split to shareholders of record on June 1, 2006, while he was an executive officer of the Company.
(3)

Randall Goldstein received 3,892,502 options prior to OPTI’s Initial Public Offering in the anti-dilutive stock option agreement, after giving effect to the 2:1 share split to shareholders of record on June 1, 2006. See "Executive Compensation and Remuneration of Directors - Securities Authorized for Issuance Under Equity Compensation Plans".

Submitted by the Compensation Committee:

Ian Delaney,

Randall Goldstein,

Christopher Slubicki, and

Samuel Spanglet.

Employment Contracts

Each of OPTI's NEOs has a management employment agreement with the Corporation. Each agreement contains provisions relating to annual salary, bonuses and vacation entitlements as well as provisions dealing with the effect of a change of control of the Corporation. The details of the key terms and conditions of these agreements are set forth below. Details of compensation paid to the NEOs pursuant to these agreements is set forth in this Proxy Circular in the tables set out under "Executive Compensation and Remuneration of Directors - Executive Compensation" and "Stock Options".

Sid W. Dykstra entered into his current employment agreement with the Corporation on January 11, 2005. Under the terms of the agreement, for the 2006 financial year Mr. Dykstra is entitled to receive an annual base salary of $375,000(reviewable annually) and such bonuses as may be determined by the Compensation Committee. On February 26, 2007, George Crookshank resigned as Chief Financial Officer of the Corporation and Travis Beatty, OPTI's Controller, was appointed interim-Chief Financial Officer until Mr. Crookshank's successor David Halford was appointed by the Board on April 10, 2007. Under the terms of the Mr. Halford's agreement for the 2007 financial year, Mr. Halford was entitled to receive an annual base salary of $265,000(reviewable annually) and such bonuses as may be determined by the Compensation Committee. Jim Arnold entered into his current employment agreement with the Corporation on January 11, 2005. Under the terms of the agreement, Mr. Arnold was entitled to receive an annual base salary of $295,000 (reviewable annually) and such bonuses as may be determined by the Compensation Committee. Peter Duda entered into his current employment agreement with the Corporation on March 6, 2006. Under the terms of the agreement, Mr. Duda was entitled to receive an annual base salary of $229,000 (reviewable annually) and such bonuses as may be determined by the Compensation Committee. Jamey Fitzgibbon entered into his current employment agreement with the Corporation on January 11, 2005. Under the terms of the agreement, Mr. Fitzgibbon was entitled to receive an annual base salary of $200,000 (reviewable annually) and such bonuses as may be determined by the Compensation Committee.

Each of the management employment agreements provides for an initial grant of stock options and contain provisions providing for non-competition and non-solicitation. The management employment agreements can be terminated by the Corporation without cause, upon written noticeand payment, which is to be provided within 15 days of the notice.In the case of the Chief Executive Officer this payment represents base salary plus an amount equal to the average annual bonus and benefits pro rated over a "severance period", which is 24 months, plus one additional month for each year of service, to a maximum aggregate of 30 months. In the case of all other NEOs, this payment represents base salary plus an amount equal to the average annual bonus and benefits pro rated over a "severance period", which is 18 months, plus one additional month for each year of service, to a maximum aggregate of 24 months.Within 30 days following the occurrence of a Terminating Event (as defined in such agreements, such definition including a Major Change of Control) the NEO can elect to terminate his/her employment with the Corporation in which case the NEO would receive severance as outlined above. In order for the executive officer to be entitled to severance upon a Major Change of Control, there must, following such change of control, occur an additional event which constitutes a material alteration in the executive officer's role and relationship with the Corporation. However, within 30 days following the first anniversary of a Major Change of Control, with no additional event, the NEO may provide 30 days notice of termination of employment, in which case the NEO shall receive severance as outlined above. The management employment agreements provide that the agreements can be terminated by the Corporation with cause, upon the payment of a pro rata amount of any salary, bonus and vacation, earned but not paid, to the date of termination. The agreement of Mr. Dykstra also provides that he may terminate the agreement by providing not less than 90 days notice. The agreements of Messrs Halford, Arnold, Duda and Fitzgibbon also provide for termination of the agreement by the executive officer by providing not less than 60 days notice. Under these circumstances, the NEO is entitled to payment of a pro rata amount of any salary, bonus and vacation, earned but not paid, to the date of termination.

Performance Graph

The following graph compares the yearly change in the cumulative total shareholder return of a $100 investment made on April 15, 2004 in the Corporation's Common Shares with the cumulative total return of the S&P/TSX Composite Total Return Index and the S&P Energy Total Return Index assuming the reinvestment of dividends, where applicable, for the comparable period.

	OPTI	S&P/TSX Composite Index(1)	S&P Energy Index(2)
April 15, 2004 (IPO)	$100	$100	$100
December 31, 2004	$84.66	$107.26	$115.96
December 31, 2005	$166.32	$130.76	$187.05
December 31, 2006	$172.37	$149.74	$193.00
December 31, 2007	$144.66	$160.46	$202.66

Notes:

(1)	Formerly the TSE 300 Composite Total Return Index.
(2)	Formerly the TSE Oil and Gas Producers Total Return Index.

INDEBTEDNESS

No director, proposed director, executive officer, nor any of their respective associates or affiliates, is or has been at any time since the date of incorporation indebted to the Corporation.

MANAGEMENT CONTRACTS

During the financial year ended December 31, 2007, no management functions of the Corporation were to any substantial degree performed by a person or company other than the directors or executive officers of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Certain interests resulting from the fact that, during 2007, one of OPTI's current directors was also a director of an affiliate of ORMAT Industries Ltd., the owner of the OrCrude™ technology that is licensed by OPTI, have been described in OPTI's amended and restated annual information form under the heading "Conflicts of Interest". The annual information form is available on SEDAR at www.sedar.com. Other than such interests, management of the Corporation is not aware of any material interest, direct or indirect, of any director or executive officer of the Corporation, any person beneficially owning, directly or indirectly, more than 10% of the Corporation's voting securities, or any associate or affiliate of such person in any transaction within the last fiscal year or in any proposed transaction which in either case has materially affected or will materially affect the Corporation or its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

OPTI's Statement of Corporate Governance Practices is set out in Schedule A to this Proxy Circular.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is contained in OPTI's consolidated financial statements and the amended and restated Management's Discussion and Analysis for the year ended December 31, 2007. If you wish to request copies of the Corporation's financial statements and the amended and restated Management's Discussion and Analysis, please contact OPTI's Investor Relations Manager at OPTI Canada Inc., Suite 2100, 555 - 4th Avenue S.W., Calgary, Alberta, T2P 3E7, Tel: (403) 249-9425, or OPTI's transfer agent at Valiant Trust Company, 310, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1.

SHAREHOLDER PROPOSALS

Shareholders who comply with the applicable provisions of the Canada Business Corporations Act (the "CBCA") are, subject to certain conditions in the CBCA, entitled to have OPTI include in its management proxy circular any matter that the person proposes to raise at an annual meeting. Any shareholder who intends to make such a proposal to be considered by OPTI for the 2009 annual meeting must arrange for OPTI to receive the proposal at is principal executive office no later than December 5, 2008. Shareholders should consult their legal advisors for more information.

DIRECTORS' APPROVAL

The board of directors of OPTI has approved the contents and the sending of this Proxy Circular.

Sid W. Dykstra

President and Chief Executive Officer

March 6, 2008

SCHEDULE A

OPTI CANADA INC.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

OPTI's board of directors is committed to a high standard of corporate governance practices. The board believes that this commitment is not only in the best interest of its shareholders but that it also promotes effective decision making at the board level. The board is of the view that its approach to corporate governance is appropriate and continues to work to align with the recommendations currently in effect and contained in National Policy 58-201 - Corporate Governance Guidelines ("NP 58-201"), which are addressed below. In addition, the board monitors and considers for implementation the corporate governance standards which are proposed by various Canadian regulatory authorities or which are published by various non-regulatory organizations in Canada. In February 2007, the board adopted a policy providing that the Chief Executive Officer is to own common shares equal in value to four times his annual salary and other executive officers of the Corporation should hold common shares having a value equal to one times their annual base salary for the preceding financial year. Executive officers have a period of three years from February 2007, or three years from appointment if subsequent to this time, to meet the requirement. Each director of the board is required to hold 8,000 common shares of the Corporation and each director has two years from appointment or election date to meet the requirement.

Mandate of the Board

The board has responsibility for the stewardship of the Corporation. In early 2005, the board adopted Terms of Reference that were designed to assist the board and management in clarifying their respective responsibilities and ensuring effective communication between them. Included in the Terms of Reference is a written Board Mandate, a copy of which is attached as Schedule B to this Proxy Circular.

In carrying out its mandate, the board meets regularly and a broad range of matters are discussed and reviewed for approval. These matters include overall corporate plans and strategies, budgets, internal controls and management information systems, risk management as well as annual financial and operating results. The board is also responsible for the approval of all major transactions, including equity issuances and the Corporation's debt and borrowing policies. The board strives to ensure that actions taken by the Corporation correspond closely with the objectives of its shareholders. The board meets at least once annually to review in depth the Corporation's strategic plan and the Corporation's resources which are required to carry out the Corporation's growth strategy and to achieve its objectives. The following table discloses the attendance record for each director for all board meetings and committee meetings held during 2007.

Board Member	Board Meetings(1)	Audit Committee Meetings	Governance and Nominating Committee Meetings	Technical Committee Meetings	Compensation Committee Meetings
Yoram Bronicki	8/9	-	-	4/4	-
Geoffrey Cumming(2)	5/5	-	2/2	2/2	-
Ian W. Delaney(3)	5/9	-	1/4	-	2/2
Charles Dunlap	7/9	5/5	-	3/3	-
Sid W. Dykstra	9/9	-	-	-	-
Don Garner(4)	3/3	2/2	-	1/1	-
Randall Goldstein	8/9	-	-	-	2/2
Robert G. Puchniak	7/9	5/5	4/4	-	-

Board Member	Board Meetings(1)	Audit Committee Meetings	Governance and Nominating Committee Meetings	Technical Committee Meetings	Compensation Committee Meetings
Christopher Slubicki	8/9	3/3	-	-	2/2
Samuel Spanglet(5)	2/3	-	-	2/2	1/1
James M. Stanford(6)	9/9	-	2/2	-	-
James van Hoften(7)	4/4	-	2/2	2/2	-

Notes:

(1)

There were five (5) regularly scheduled board meetings in 2007. There were four (4) special board meetings held by conference call. In respect of each director, the number of board and committee meetings attended is shown relative to the maximum number of board and committee meetings that such director was eligible to attend based on such director’s committee membership and tenure as a director of the Corporation.

(2)	Mr. Cumming resigned as a director on July 12, 2007.
(3)

Mr. Delaney was unable to attend certain of the board and committee meetings during 2007, due to a personal family situation. However, for two (2) of the regularly scheduled meetings that he could not attend he travelled to location and participated in the board site tour and attended board pre-meeting dinners, where he was included in discussions of issues relating to board and corporate business. OPTI is of the view that this involvement of Mr. Delaney significantly offset the effect of his missing the formal meetings on these occasions.

(4)	Mr. Garner did not stand for re-election at the annual meeting on April 27, 2007.
(5)	Mr. Spanglet was appointed to the board by resolution of the directors on October 26, 2007. Mr. Spanglet attended the two (2) regularly scheduled meetings and was absent for one (1) special meeting.
(6)

As Chairman of the Board, Mr. Stanford is not a member of any committee, but attended all committee meetings that were held in 2007. In addition, upon the resignation of Mr. Cumming, Mr. Stanford assumed the role of chair of the Governance and Nominating Committee.

(7)	Dr. van Hoften was appointed to the board by resolution of the directors on July 12, 2007.

The Chairman of the board is charged with ensuring that the board carries out its responsibilities and that these responsibilities are clearly understood by all of its members. The Chairman also ensures that the board can function independently of management, the necessary resources and procedures are available or in place to support its responsibilities and the appropriate functions are delegated to the relevant committees. The Chairman is responsible for overseeing and setting the board agendas, for the quality of information sent to directors and for the in camera sessions held without management. The Chairman is also responsible for assuring a process is in place for the Chief Executive Officer's annual performance review, which is conducted by the board, and senior management succession planning matters.

Composition of the Board

Management is proposing the election at the annual meeting of shareholders of ten directors, of whom seven are independent. The board of directors may appoint additional directors subsequent to the meeting and is in the process of identifying additional qualified independent directors.

OPTI uses the standard established under NP 58-201, which provides that a director is independent if he or she has no direct or indirect material relationship with the Corporation. A "material relationship" is a relationship which could, in the view of the board, reasonably interfere with the exercise of a director's independent judgment. In addition, certain individuals are deemed, for the purposes of NP 58-201, to have material relationships with the Corporation, including any individual whose immediate family member is, or has recently been, an executive officer of the Corporation. Under this definition, the board had seven independent directors in the last half of 2007: Ian W. Delaney, Charles Dunlap, Robert G. Puchniak, Christopher Slubicki, Samuel Spanglet (appointed to the board in October 2007), James M. Stanford and James van Hoften (appointed to the board in July 2007).

The three directors that are not independent are: Sid W. Dykstra, President and Chief Executive Officer of the Corporation, Yoram Bronicki, President and Chief Operating Officer of ORMAT Technologies Inc., and Randall Goldstein, Chief Executive Officer of OptiSolar Inc. Yoram Bronicki was, during 1999 - 2004, the Vice President, OrCrude Upgrading of the Corporation and is a member of management of ORMAT Industries Ltd. which, indirectly through a subsidiary, is the licensor of the OrCrude™ Technology to OPTI. Randall Goldstein was, during 2004 and 2005, an employee seconded to OPTI from a U.S. affiliate of ORMAT Industries Ltd.

The non-management directors hold regularly scheduled meetings at which the CEO and other members of management are not in attendance. Such meetings occur in conjunction with each regularly scheduled full board meeting.

Position Descriptions

Chairman of the Board

The Chairman of the board is responsible for such things as: the efficient organization and operation of the board and its committees in order to facilitate the operations and deliberations of the board and the satisfaction of the board’s responsibilities under its Mandate; ensuring the effective communication between the board and management and that the board effectively carries out its mandate; in consultation with management and committees, setting agendas for board meetings and coordinating with management to ensure preparation documents are sent to directors with sufficient time for study prior to the meetings; reviewing director conflict of interest issues as they arise; ensuring the board has a process for assessing the performance of the Chief Executive Officer and ensuring that appropriate succession, development and compensation plans are in place for senior management; and chairing regular board meetings and the annual shareholders meeting. The board has developed written position descriptions for the Chairman and for the chair of each board committee.

Chief Executive Officer

The responsibilities of the Chief Executive Officer include the general mandate to manage the Corporation and its businesses and to maximize shareholder value. In addition, the responsibilities of the office include, but are not limited to: in consultation with the board, annually determine the strategic direction of the Corporation and to determine with the board the near-term objectives toward achieving those strategies and the related annual plans and budgets; to undertake the day-to-day management and operation of the Corporation and provide leadership to review the annual plans and budgets; to consider the balance among the interests of shareholders, regulatory agencies, employees and the community at large; and to undertake an appropriate communication with shareholders regarding the Corporation's activities and objectives. The board and the Chief Executive Officer have developed a written position description for the Chief Executive Officer.

Orientation and Continuing Education

The Corporation conducts an informal orientation involving meetings with senior management on key business, financial and operational issues and provides each director with a comprehensive board information binder which describes, among other things, the role of the board, its committees and its directors.

In addition, the Corporation provides all directors with access to the President and Chief Executive Officer and all other senior management to provide each director with an understanding of the Corporation and its business. Updates on the Corporation’s business and activities are provided to directors on a regular basis to ensure that directors have the necessary knowledge concerning the Corporation’s business to meet their obligations as directors. All directors are also encouraged to visit the Corporation’s facilities with a view to enabling them to better understand the Corporation’s business. In the fall of each of 2005, 2006 and 2007 the board of directors held site visits to the Long Lake Project near Fort McMurray, Alberta and has plans for another such trip later in 2008. In conjunction with such site visits, the directors receive an extensive briefing from key project and operating personnel regarding the status of the Project and related operational issues facing the Corporation.

Ethical Business Conduct

OPTI has adopted a written code of conduct for its directors, officers and employees. OPTI will arrange for a copy of the code of conduct to be mailed to an interested party, upon request to OPTI's Investor Relations Manager at OPTI Canada Inc., Suite 2100, 555 - 4th Avenue S.W., Calgary, Alberta, T2P 3E7, Tel: (403) 249-9425. The code of conduct is also available on SEDAR at www.sedar.com.

The code has been adopted by the board of directors and senior management, and requires every officer, director and employee to observe high standards of business and personal ethics as they carry out their duties and responsibilities. The code sets forth guidelines, policies and procedures which comprise the core principles applicable to all, and address ethical conduct, conflicts of interest and compliance with the law. The code is administered by the Governance and Nominating Committee which oversees and monitors the code and reports to the board on the implementation and monitoring of the code and all matters that arise related to its provisions. Each employee of OPTI is required to sign an acknowledgement of the code upon commencement of employment, and annually thereafter.

OPTI has established an independently-operated "whistle-blower" hotline service which enables interested persons to identify potential breaches of ethical issues and other sensitive matters to the board on an anonymous basis. The whistle-blower system is overseen by the Audit Committee.

The board also ensures that directors exercise independent judgment in considering transactions in respect of which a director or executive officer has a material interest by requiring all directors to adhere to the declaration of conflict of interest requirements mandated by the Canada Business Corporations Act.

The Canada Business Corporations Act provides that a director or officer shall disclose the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, if the director or officer:

•	is a party to the contract or transaction,
•	is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or
•	has a material interest in a party to the contract or transaction,

and shall refrain from voting on any matter in respect of such contract or transaction unless otherwise provided under the Canada Business Corporations Act.

Board Committees and their Mandates

The board of directors of OPTI has an audit committee, a governance and nominating committee, a compensation committee and a technical committee. Each committee has an independent director as chairman, consists of a majority of independent directors and does not include any director who is an officer or employee (other than a non-executive chairman of the board of directors or similar officer) of OPTI.

Audit Committee

The Audit Committee is comprised of three independent directors. The purpose of the Audit Committee is to assist the board of directors in fulfilling its responsibility of oversight and supervision of, among other things:

•

the audit of the financial statements of OPTI, managing the relationship with the external auditor and meeting with the external auditor as required in connection with the audit services provided by the external auditor;

•	the preparation and reporting of OPTI’s annual and quarterly financial statements and management’s discussion and analysis;
•	the accounting and financial reporting practices and procedures of OPTI;
•	the adequacy of internal controls and accounting procedures of OPTI; and
•	financial risk management.

The Audit Committee's mandate is included as a schedule to the Corporation's current annual information form, a copy of which is available on SEDAR at www.sedar.com.

CURRENT MEMBERSHIP:	Robert G. Puchniak (Chair), Charles Dunlap, Christopher Slubicki.

Governance and Nominating Committee

The majority of the members of the Governance and Nominating Committee are independent directors. The purpose of the Governance and Nominating Committee is to assist the board of directors in fulfilling its responsibilities in relation to the monitoring and oversight of the quality and effectiveness of OPTI's corporate governance practices and policies.

Another important role of the committee is to identify new nominees to the board. In order to identify and propose nominees for election to the board, the committee looks for new nominees who have expertise in an area of strategic interest to the Corporation, the ability to devote the time required for board service and a willingness to serve on the board and any of its committees. In order to encourage an objective nomination process, the lead interviewer of prospective candidates is an independent member of the committee and the committee regularly reports to or consults with the board as a whole.

CURRENT MEMBERSHIP:	James Stanford (Chair), Ian Delaney, Robert Puchniak, James van Hoften.

Compensation Committee

The majority of the members of the Compensation Committee are independent directors. The purpose of the compensation committee is to assist the board of directors in fulfilling its stewardship in relation to, compensation practices and practices of officers and employees of OPTI as well as the board of directors and administering and making recommendations regarding the operation of OPTI’s Stock Option Plan and any other long term incentive programs of OPTI. Although Mr. Goldstein is not considered to be an independent director due to his recent former seconded employee status with OPTI, the board does not believe that this relationship has any material effect on ensuring an objective process for determining compensation.

Please refer to the Report of the Compensation Committee under the Heading "Executive Compensation - Report of the Compensation Committee" for details on the process by which the committee determines the compensation for the directors and officers of the Corporation.

CURRENT MEMBERSHIP:       Ian Delaney (Chair), Randall Goldstein, Christopher Slubicki, Samuel Spanglet.

Technical Committee

The Technical Committee is comprised of a majority of independent directors. Although Mr. Bronicki is not considered to be an independent director, due to his recent former executive officer status with OPTI, the board does not believe that this relationship has any material effect on ensuring an objective process for discharging the responsibilities of the Technical Committee. The purpose of the Technical Committee is to assist the board of directors in fulfilling its responsibilities in relation to, among other things:

•	the monitoring and oversight of OPTI’s independent reserves evaluation process and public disclosure of reserves data and related information;
•	the appointment of the independent engineer, managing the relationship with the independent engineer and meeting with the independent engineer as required;
•	ensuring that employees of OPTI are provided with a safe environment in which to perform their duties; and
•	the monitoring and oversight of the policies and procedures of OPTI for ensuring compliance with environmental regulatory requirements.
CURRENT MEMBERSHIP:	Charles Dunlap (Chair), Yoram Bronicki, Samuel Spanglet, James van Hoften.

Board and Committee Assessments

The Chairman of the board is responsible for the effective operation of the board and its committees. Issues regarding quality of information and board performance have been reviewed at board meetings. In addition, the Chairman has made himself available for discussions with individual board members regarding board performance. In carrying out his responsibilities, the Chairman also reviews the contributions of its individual directors and considers whether the current composition of the board promotes effectiveness and efficiency in its decision-making. On an annual basis, the Corporate Governance & Nominating Committee informally assesses the effectiveness of each member of the board, its committees and each individual director relative to (i) in the case of the board and each committee of the board, their roles and responsibilities and the board or committee’s mandate, as applicable, and (ii) in the case of individual directors, the competencies and skills that each individual director is expected to bring to the board. The Chair of the Corporate Governance & Nominating Committee periodically reports to the board on the evaluation of the performance of the board and each committee.

The board is currently in the process of implementing a new annual self-assessment process. Each director will complete a detailed questionnaire and forward it to the Chair of the Governance Committee. The Chair will have the results compiled and will present the consolidated results to the Governance Committee and then to the full board. The self-assessment will be distributed for completion at the first board meeting of each calendar year and results will be discussed at the second meeting of the year, normally in April. For 2008, the first year the process is being implemented, the self-assessments will be made later in the year. In addition, the board intends to establish a system for individual director evaluations. As there are a significant number of new directors who have recently joined the board, no individual evaluations are planned for 2008. The Governance Committee will be discussing the development of the individual evaluation process with a view to having it fully operational by 2010.

SCHEDULE B

BOARD OF DIRECTORS MANDATE

MANDATE

The mandate of the board is to undertake stewardship of the Corporation pursuant to applicable statutes and regulations. It undertakes the stewardship principally through: (i) review and decisions in respect to management's plans, recommendations and actions; (2) recommendations from its committees; and (3) initiatives of the board. In discharging its duties and responsibilities, the board shall act in accordance with applicable laws and regulations, including but not limited to the provisions of theCanada Business Corporations Act ("Act") and shall act with a view to the best interests of the Corporation and with an aim of maximizing shareholder value through balancing opportunities and risks.

CONSTITUTION

Pursuant to the articles, by-laws and the Act, the board shall have a minimum of three and a maximum of fifteen directors, with the number of directors approved by the shareholders at an AGM. At least one-quarter of the directors must be resident Canadians (as defined in the Act) and at least a majority must satisfy the independence requirements of applicable securities laws.

The directors, other than interim appointments, are elected by the shareholders and each serves until succeeded or resigns.

The board chair is appointed by the board to serve at the pleasure of the board until succeeded or resigns.

The board shall appoint a corporate secretary who shall be recording assistant to the board.

MEETINGS, MINUTES AND REPORTING

The board shall determine the number of, dates and times, place and the procedures for meetings provided that:

•	proper notice of meetings is given;
•	the board meets at least quarterly;
•	agendas and preparation documents are sent to directors with sufficient time for study prior to the meetings;
•

a quorum of a majority of the members are present in person or via phone and, subject to certain exceptions in the by-laws, at least 25% of the members present must be resident Canadians for the purposes of the Act;

•	in the absence of the board chair, a chair for the meeting is chosen in accordance with the by-laws;
•

resolutions are decided by a majority vote, with the board chair not having a second or casting vote in the event of a tie, or by resolution in writing signed by all the directors who would be entitled to vote on that resolution at a meeting;

•	an in camera session, without management present, be held at every board meeting; and
•	the recording assistant shall record minutes of the meetings and after review by the chair and by the CEO, the minutes shall be submitted for amendment and decision at the next meeting of the board.

SCOPE OF STEWARDSHIP

The scope of stewardship of the board is plenary, subject to the requirements of the Act.

Authorities are delegated to the CEO and to board committees by way of the respective Position Description, the Delegation of Authority and the Charters as provided in the Corporation's Terms of Reference pertaining to Stewardships, Board Mandate, Committee Charters, Position Descriptions, and Delegation of Authority; however, stewardship over those delegated authorities remains with the board.

The board's responsibilities shall include:

•	conducting its meetings and recording/approving minutes thereof;
•	establishing committees and committee charters and appointing the directors and chair to serve on each committee;
•	considering and approving recommendations from its committees and management, including recommendations as set forth in this board mandate and recommendations specified in the charters;
•

developing the Corporation's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Corporation and developing clear position descriptions for the chair of the board and the chair of each board committee;

•	adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;
•	identifying the principal business risks of the Corporation's business and ensuring the implementation of appropriate systems to manage the risks;
•	overseeing succession planning, including appointing, training and monitoring of executive officers as defined herein;
•	recommending the nomination of the external auditors of the Corporation to shareholders;
•

ensuring all new directors receive a comprehensive orientation, which assists directors in understanding the role of the board and its committees and the nature and operation of the Corporation's business;

•

providing continuing education opportunities for all directors, so that individuals maintain or enhance their skills and abilities as directors, as well as ensure their knowledge of the Corporation's business remains current;

•	adopting a written code of business conduct and ethics ("Code") which is applicable to directors, officers and employees of the Corporation;
•	monitoring compliance with the Code and approving waivers from the Code for the benefit of the Corporation's directors or executive officers;
•	considering and approving the Audit Plan (including the compensation of the external auditor);
•	approving the annual and interim financial statements (interim approval may be delegated to the Audit Committee), reports and MD&A of the Corporation;
•	approving the annual proxy circular and accompanying proxy materials;
•	approving the annual information form;
•	establish a committee comprised of independent directors to recommend the number of directors and nomination of persons for election as directors to shareholders;
•

adopting a process for considering the competencies and skills the board, as a whole, would possess, assessing what competencies and skills each existing director possesses and considering the appropriate size of the board;

•	to the extent feasible, ensuring the integrity of the Corporation's internal control and management information systems (ICMIS);
•	approving and adopting for the Corporation a disclosure policy;
•	being satisfied as to the adequacy of the Corporation's internal control and management information systems:
•	to the extent feasible, satisfying itself as to the integrity of the CEO and other officers and confirming that the CEO and other officers create a culture of integrity throughout the organization;
•	assessing the effectiveness of the board, each board committee, the chairs and each individual director;
•	approving acquisitions and divestitures in excess of the limits set forth in the Delegation of Authority to the CEO herein;
•	approving debt or equity financings, and the payment of any commissions and fees in connection thereto;
•	declaring dividends and approving the dividend policy;
•	appointing or removing executive officers, provided however the CEO is delegated authorities as set forth in the Delegation of Authority to the CEO herein;
•	approving the annual capital and operating budget and any material changes as to the amount, timing, or type of expenditure in the budget;

•	approving commercial project sanctioning
•	approving any transaction involving the transfer, sale or exchange of sensitive intellectual property
•	approving any expenditure or commitment in excess of $500,000 that is not within the Corporation's strategic focus.
•	appointing a compensation committee composed entirely of independent directors and establishing a written charter for the committee;
•	approving the Corporation’s goals and remuneration of the executive officers, including the CEO;
•	reviewing and approving director remuneration;
•	determining matters to be submitted to the shareholders of the Corporation;
•	approving the establishment of a stock option plan or other share compensation plan, and amendments and grants related thereto;
•	approving the purchase, redemption, acquisition, issuance or otherwise trading in securities of the Corporation;
•	approving the Governance and Nominating Committee's recommended responses to the Governance Verification List;
•	adopting, amending or repealing the by-laws of the Corporation subject to shareholder ratification.

In the event that the external auditor (or former external auditor) of the Corporation informs the board of what they consider to be a material error or material misstatement in a financial statement of the Corporation that the external auditor (or former external auditor) has reported on, the board shall be satisfied that either revised financial statements are prepared and issued to the shareholders or that the shareholders of the Corporation are otherwise informed of such error or misstatement.

In the event that a director of the Corporation becomes aware of any material error or misstatement in a financial statement of the Corporation that the external auditor (or a former external auditor) has reported on, such director shall notify the Audit Committee, the board and the external auditor of any such error or misstatement.

BOARD COMMITTEES

The board shall have four standing committees:

•	Audit Committee;
•	Governance and Nominating Committee;
•	Technical Committee; and
•	Compensation Committee.

The board may constitute additional committees with charters as may be required or appropriate from time to time.

At each meeting of the board, each committee shall report on any activities and conclusions of the respective committee since their last report.

ENGAGE OUTSIDE ADVISORS

In discharging their obligations and in appropriate circumstances, any committee may engage outside advisors at the expense of the Corporation. Individual directors may engage outside advisors subject to approval by the Governance and Nominating Committee.